FORM 10-SB


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under section 12(b) or (g) of the Securities Exchange Act of 1934



                       NICHOLAS INVESTMENT COMPANY, INC.
                 (Name of small business issuer in its charter)

           NEVADA                            33-0788293
(States of other jurisdiction       (I.R.S. Employer Identification No.)
of incorporation or organization)

3838 Camino Del Rio No. Suite # 333, San Diego, CA.        92108
(Address of principal executive offices)                  (Zip Code)

Issuers telephone number (619) 421-5492

Securities registered under Section 12(b) of the Exchange Act:



 Title of each class                 Name of each exchange on which registered
 to be so registered                 each class is to be registered

        N/A                                            N/A


Securities registered under Section 12 (g) of the Exchange Act:

            Common stock, par value $.001 per share
                              (Title of class)

                              (Title of class)




     At December 31, 1999, the aggregate market value of the voting stock held by non affiliates is undeterminable and is considered to be 0.

     (ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

                                 Not applicable

                   (APPLICABLE ONLY TO CORPORATE REGISTRANTS)

     As of December 31,1999, the registrant had 10,795,250 shares of common stock issued and outstanding. As of September 30, 2000 the registrant had 11,345,250 shares of common stock issued and outstanding.

                       DOCUMENTS INCORPORATED BY REFERENCE

     List hereunder the following documents if incorporated by reference and the part of the form 10-KSB (e.g., part I, part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) any proxy or other information statement; and (3) Any prospectus filed pursuant to rule 424 (b) or (c ) under the Securities Act of 1933: None


                        NICHOLAS INVESTMENT COMPANY, INC.

                                  FORM 10 - SB

                                TABLE OF CONTENTS
                                      PAGE
                                     PART I


ITEM     1.       Description of Business   . . . . .4

ITEM     2.       Managements Discussion and Analysis or Plan of Operation .  5

ITEM     3.       Description of Property . . . . . . . . . . . . . 8-9

ITEM     4.       Security Ownership of Certain Beneficial
                  Owners and Management  . . . . . . . . .     9-10

ITEM     5.       Directors, Executive Officers, Promoters and
                  Control Persons . . . . . . . . . . . . . .  10-11

ITEM     6.       Executive Compensation  . . . . . . . . . . . 11

ITEM     7.       Certain Relationships and Related Transactions  . . 11-12

ITEM     8.       Description of Securities. . . . . . . . . . . . . 12

                                     PART II

ITEM     1.       Market Price of and Dividends on Registrants Common Equity and
                           Other Shareholder Matters . . . . . . . . .   12-13

ITEM     2.       Legal Proceedings  . . . . . . . . . . . . . . . . .   14

ITEM     3.       Changes in and Disagreements with Accountants . . . .  14

ITEM     4.       Recent Sales of Unregistered Securities  . . . . . . . 14

ITEM     5.       Indemnification of Directors and Officers  . . . . . . 15-16

                                   PART F / S

Financial Statements . . . . . . . . . . . . . . . . . . . . . . .      17-46

                                                               PART III

ITEM     1.       Index to Exhibits . . . . . . . . . . . . . . . .   S- 1

ITEM     2.       Description of Exhibits . . . . . . . . . . . . .   S- 1

                  Signatures . . . . . . . . . . . . . . . . . . .    S- 2

                                  FORM 10 - SB

                                     PART I

ITEM     1.       Description of Business

     Nicholas Investment Company, Inc. (the Company) was incorporated under the laws of Nevada on January 22, 1998, as a start up enterprise, to engage in any lawful activity as shall be appropriate under laws of the State of Nevada. Primarily, the Company is in the business of acquiring and leasing real estate. The Company raised $202,800.00 in 1998 and purchased four single family dwellings.

     The Company was formed to invest in Real Estate, own rental properties, notes secured by deeds of trust(s), discounted notes, or smaller properties ready for development. Rental income, note and trust deed receipts, and occasional rental property and development property sales will be the primary source of income.

     The goal of the company is to own rental properties free and clear as funds become available. With no or reduced mortgages to pay for bank loans charging interest and fees, these funds become fully available to the company. Rental income is the main source of funds, without mortgages these monies become fully available to the company minus the normal costs of maintenance, repairs and management.

     The initial portfolio consists of smaller rental properties, single family homes. Smaller properties when free and clear of debt, are easier to sell when and if desired and are usually easier to acquire. Being free and clear or debt these properties will not be severely affected by the effects of cyclic recessions. The company has acquired four single family residential properties. All four properties are rented with a gross monthly rental income of $ 3,775.00. The purchase price of all four units was $ 558,000.00 and are subject to $ 398,549.00 in unpaid mortgages.

Marketing

     Marketing is the function of John N. Kirchner, the Companys President. The marketing consists of negotiating terms when purchasing, leasing, and/or selling assets owned by the Company.

Research and Development

     Research is the function of John N. Kirchner, the Companys President. When purchasing properties to be utilized by the Company for rental purposes or resale, market research is required for ascertaining proper rental amounts to be expected by the Company together with the possibility of an increase in property values . The Company intends to develop unimproved or raw land in the future which will require research with Title Insurance Companys as well as Contractors.

Employees

Presently, the Company has 2 part time employees. Management intends to hire additional employees only as needed and as funds are available. In such cases compensation to management and employees will be consistent with prevailing wages for service rendered.


Facilities

     The Company currently has its offices located at 2220 Otay Lakes Rd. # 50295, Eastlake, CA. 91915, furnished by its president.

Legal

     The Company is not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.

ITEM     2.       Managements Discussion and Analysis or Plan of Operation

Overview

     The Company became incorporated in January 22, 1998 under the laws of the state of Nevada. The Company was originally organized to invest in real estate, rental properties, notes secured by deeds of trust(s), discounted notes or smaller properties ready for development. Company has realized rental revenues as of the date hereof, management anticipates to increase acquisitions and sales by the end of fourth quarter or early in the first quarter of 2001.

     The Companys current capital was provided by the founders of the Company and by two private placements for sale of common stock. Management believes that the Companys cash requirement can be satisfied with existing capital for ninety days, if sales are sufficient to handle current operating costs.

     In the event, outside funding is necessary, the Company will investigate the possibility of interim financing, either debt or equity, to provide capital. Although, management has not made any arrangements or definitive agreements, the Company would consider private funding or the private placements of its securities and/or a public offering. If the Company experiences a substantial delay in rental revenues and is unable to secure public financing from the sale of its securities then mortgage financing would be considered.

     The Company has an inventory of four rental properties as herein described.

         ( a )  7520 New Salem St.          ( c )  6216 Aagee St. # 126
                  San Diego, CA.                              San Diego, CA.

         ( b )  9250 Town Center Dr. # 1             ( e )  2950 Manos Dr.
                  San Diego, CA.                              San Diego, CA.

     Management does not anticipate hiring additional employees until dictated by a substantial increase in acquisitions or sales and that is further dependent on the Company having sufficient capital.

Net Operating Loss

     The Company has accumulated approximately $229,952 of net operating loss carry forwards as of September 30, 2000,, which may be offset against taxable income and income taxes in future years. The use of these losses to reduce income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The carryforwards expire in the year 2015. In the event of certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. No tax benefit has been reported in the financial statements for the year ended December 31, 1999 or the nine months ended September 30, 2000.

Recent Accounting Pronouncements

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard (SFAS) No. 128, Earnings Per Share and Statement of Financial Accounting Standards No. 129 Disclosures of Information About an Entitys Capital Structure. SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion No. 15, Earnings Per Share. SFAS No. 128 provides for the calculation of Basic and Dilutive earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS no. 129 establishes standards for disclosing information about an entitys capital structure. SFAS no. 128 and SFAS no. 129 are effective for financial statements issued for periods ending after December 15, 1997. Their implementation is not expected to have a material effect on the financial statements.

     The Financial Accounting Standards Board has also issued SFAS No. 131, No. 130, Reporting Comprehensive Income and SFAS no. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributors to owners. Among other disclosures, SFAS no. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS no. 131 supersedes SFAS no. 14 Financial Reporting for Segments of a Business Enterprise. SFAS no. 131 establishes standards on the way that public companies report financial information abut operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customer. SFAS no. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     SFAS 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of the standard, management has been unable to fully evaluate the impact, if any the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of the standard.

Inflation

     In the opinion of management, inflation will not have a material effect on the operations of the Company.

Risk Factors and Cautionary Statements

     This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company to meet its cash and working capital needs, the ability of the Company to successfully market its product, and other risks detailed in the Companys periodic report filings with the Securities and Exchange Commission.

Results of Operations

     A summary of our balance sheets for the years ended December 31, 1998 and 1999 and for interim statements for September 30, 2000 are as follows:

                                            Years Ended             Nine Months
                                            December 31,           September 30,
                                           1998            1999           2000

Cash/Cash Equivalent                      $ 31,913       $ 15,491       $ 10,450
Total Current Assets                        31,319         15,491         10,450
Total Assets                              $583,783        558,495        546,804

Current Liabilities                       $ 10,176       $118,328       $ 11,339
Long Term Liabilities                      338,963        382,971        379,701
Total Liabilities                         $399,139       $501,299       $391,040

Stockholders Equity                       $184,644       $ 57,196       $155,764

Total Liabilities &
    Stockholders Equity                   $583,783       $558,495       $546,804





     The following summarizes the results of the Companys operations for the years ended December 31, 1998 and 1999 and the interim period September 30, 2000.
                                                               From Inception
                   Nine Months          Years Ended              January 22,
                     Ended              December 31              1998 through
               September 30, 2000    1998            1999      September30, 2000

REVENUES
   Rental Income     $  36,253    $  32,550      $   46,315      $  115,178
Total Revenue           36,253       32,550          46,315         115,178

OPERATING COSTS
  Amortization &
    Depreciation     $  6,650    $   7,262      $     8,866      $   22,778
 General &
   Administrative      15,249       94,139          132,195          241,583
Total Expense        $ 21,899    $ 101,401      $   141,061      $   264,361

INCOME (LOSS) FROM
  OPERATION          $ 14,354    $ (68,851)     $    94,686      $  (149,183)

OTHER EXPENSE
  Interest           $ 25,786    $ (22,221)     $   (32,762)     $    80,769

Loss Before Taxes     (11,432)     (91,072)        (127,448)        (229,952)

NET LOSS              (11,432)     (91,072)        (127,448)        (229,952)

Basic Loss Per
  Common Share           (.00)       (0.01)           (0.01)

Weighted Average
Number Of Common
Shares Outstanding  11,345,250    8,940,570      10,795,250



ITEM     3.       Description of Property

     The Company owns and leases four (4) properties on San Diego county California. The properties are as follows:

6216 Agee St., #126, San Diego, CA 92122 condo unit
         2 bed, 2 bath 1150 square feet
         Purchase price:            $125,000.00
         Present loan balance:      $73,112.78
         Annual income:             $10,500.00
         Loan interest:             8.75%
         RE taxes:                  $1,411.48
         P&I Monthly:               $600.00



9250 Towne Center Dr. #1, San Diego, CA 92121 condo unit
         2 bed, 2 bath 1100 square feet
         Purchase price:            $130,000.00
         Present loan balance:      $86,515.70
         Annual income:             $11,400.00
         Loan interest:             7.02%
         RE taxes:                  $1,470.18
         P&I monthly:               $600.00

7520 New Salem St., San Diego, CA 92126  single family home
         3 bed, 2 bath 1450 square feet
         Purchase prices:           $155,000.00
         Present loan balance:      $119,588.93
         Annual income:             $16,200.00
         Loan interest:             8.5%
         RE taxes:                  $2,253.88
         P&I monthly:               $926.55

2952 Manos Dr., San Diego, CA 92139 single family home
         Purchase price:            $148,000.00
         Present loan balance:      $110,159.62
         Annual income:             $13,800.00
         Loan interest:             8.69%
         RE taxes:                  $1,533.28
         P&I monthly:               $889.83
         Second trust deed balance: $4,217.68
         2nd TD interest rate:      10%
         2nd P&I:          $100.00

ITEM     4.       Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information, to the best of the Companys knowledge, as of August 17, 2000, with respect to each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, each director and all directors and officers as a group.


 Name and                Title of          Type of  Amount            Percentage
 Address                   Class             Ownership         Shares  Owned

John Kirchner             Common            Beneficial       400,000        3.5%
PO Box 81848
San Diego, CA 92138

Lynn D. Shaeffer          Common            Beneficial     3,020,836         27%
PO Box 81848
San Diego, CA 92138

Wayne Kirchner             Common           Beneficial     2,916,666         26%
PO Box 81165
San Diego, CA 92138

Deborah L. Wayne           Common           Beneficial     2,916,666         26%
PO Box 81165
San Diego, CA 92138

Pfishski Corporation       Common           Beneficial       400,000        3.5%
3838 Camino Del Rio So. # 333
San Diego, Ca. 92108

Management as a Group                                       9,354,168        82%

Other 5% Investors

Jonathan MacMillan        Common            Beneficial        520,833         5%
PO Box 81165
San Diego, CA 92138

Brittany Kirchner         Common            Beneficial        520,833         5%
PO Box 81165
San Diego, CA 92138

(1) Wife of John Kirchner (2) (3) Son and daughter of John Kirchner (4) Pfishski Corporation is controlled by John Kirchner (5)Grandson of John Kirchner (6) granddaughter of John Kirchner. Management as a group together with Jonathan MacMillan (4) and Brittany Kirchner (5) represent 92% of outstanding common shares of the Company.

     The above percentages are based on 11,345,250 outstanding common shares as of September 30, 2000.

ITEM     5.       Directors, Executive Officers, Promoters and Control Persons

Executive Officers and Directors

         The executive officers and directors of the Company are as follows:

 Name              Age   Position
John N. Kirchner   66   Chairman, President and CEO
Deborah L. Wayne   47   Vice President, Director
Lynn D. Shaeffer   49   Secretary/Treasures, Director

     All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Directors will be elected at the annual meetings to serve for one year terms. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. Any non-employee director of the Company shall be reimbursed for expenses incurred for attendance at meetings of the Board of Directors and any committee of the Board of Directors. The Executive Committee of the Board of Directors, to the extent permitted under Nevada law, consists of the two directors and exercises all of the power and authority of the Board of Directors in the management of the business and affairs of the Company between meetings of the Board of Directors. Each executive officer is appointed by and serves at the discretion of the Board of Directors.

     None of the officers and/or directors of the Company are officers or directors of any other publicly traded corporation, nor have any of the affiliates or promoters of the Company filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or the subject or any order, judgment, or decree involving the violation of any state or federal securities laws within the past five years.

     The directors will initially devote their time to the Companys affairs on an as needed basis, the exact amount of which is undetermined at this time. John
N. Kirchner, currently devotes approximately 25 to 30 hours per week to the Companys business. If the Company begins to generate revenues, the Companys Vice President, will devote approximately 10 to 15 hours a week primarily as the Companys property manager. Both persons are prepared to increase the time they devote to the Company should such a need arise. Presently, there are no other persons whose activities are material to the Companys operations other than the Companys corporate counsel.

     The business experience of each of the persons listed above during the past five years is as follows:

     John N. Kirchner, is Chairman and President/ CEO of Nicholas Investment Company. Kirchner has in excess of twenty-five years experience in finance and real estate. He has held offices as Chairman of the Board of First Western Bank; Chairman of the Board of Union Land Title Company, President of Dynamic Investment Company Inc., a real estate development firm, founder and Chairman of American Thrift and Loan; and President of the San Diego Board of Realtors. Kirchner has extensive experience in the management and development of real properties.

     Deborah L. Wayne, is Vice President of Nicholas Investment Company and property manager. Wayne has been a California Real Estate Broker since 1983. Her main field of experience is rental property management and development of real properties.

     Lynn D. Shaeffer, is Vice President and secretary of Nicholas Investment Company. Shaeffer graduated from the University of Hawaii in 1973, and has been a dental hygienist in the San Diego area for many years. Ms. Shaeffer has served as Vice President of Wayne Financial Inc. and Pfishski Corporation. She has been instrumental in real estate finance and real estate property management for both the above companies. Ms. Shaeffer is married to John N. Kirchner the Companies Chairman and President.

ITEM     6.       Executive Compensation

     The Company does not have a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. Since the Companys inception, it has not paid any salaries or other compensation to its officers, directors or employees. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future.

ITEM     7.       Certain Relationships and Related Transactions

     The Companys officers and directors are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Companys minutes. If directors are presented with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event the Board shall reject an opportunity so presented and only in that event, any of the Companys officers and directors may avail themselves of such an opportunity. Every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful.

ITEM     8.       Description of Securities

Common Stock

     The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.001 per share, of which 10,795,250 shares were issued and outstanding as of December 31, 1999 and 11,345,250 as of September 30, 2000 respectively. All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable.

                                                                PART II

     ITEM 1. Market Price of and Dividends on the Registrants Common Equity and Other Shareholder Matters

     Prior to the filing of this registration statement, no shares of the Companys Common Stock have been registered with the Securities and Exchange Commission (the Commission) or any state securities agency of authority. The Companys Common Stock is eligible to be traded in the over-the-counter market upon the filing of this Form 10SB and the clearings and comments thereto by the Commission.

The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issues securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, most likely the Companys shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the Exchange Act), commonly referred to as the penny stock rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the d that used in Rule 3a51-1 of the Exchange Act.

     The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exception. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on the NASDAQ stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuers net tangible assets; or exempted from the definition by the Commission. If the Companys shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have received the purchasers written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Companys Common Stock and may affect the ability of shareholders to sell their shares.

     As of December 31, 1998 and December 31, 1999 there were 21 shareholders and as September 30, 2000 there were 35 shareholders respectfully of record of the Companys Common Stock. Because the Company does not presently trade, no trading history is presented herein.

     As of December 31, 1999 and September 30, 2000, the Company had issued and outstanding 10,795,250 and 11,345,250 shares respectfully. Of this total, 3,550,000 shares were issued in private transactions in the third and fourth quarter of 1998. These 3,550,000 shares are deemed restricted securities as defined by the Act and certificates representing such shares bear an appropriate restrictive legend. The remaining 4,250,000 shares were issue in December 1998 following the Companys offering pursuant to Regulation D, Rule 504 of the Act. An additional 178,000 shares were issued, pursuant to Rule 504 in March of 1999. These 4,428,000 shares do not bear a restrictive legend.

     Of the Companys total shares outstanding, 4,428,000 shares may be sold, transferred or otherwise traded in the public market, should one develop, unless held by an affiliate or controlling shareholder of the Company. Of these 4,428,000 shares, the Company has identified no shares as being held by affiliates of the Company.

     The 3,550,000 shares considered restricted securities are held presently by affiliates and/or controlling shareholders of the Company. These shares may be sold pursuant to Rule 144 in the future, subject to the volume and other limitations set forth under Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an affiliate of the Company (as the term affiliate is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Companys Common Stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who is not deemed to be an affiliate of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for a least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

     Generally, the shares of restricted stock may not be sold or otherwise transferred unless first registered under the Act or unless there is an appropriate exemption from registration available.

Dividend Policy

     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.


ITEM     2.       Legal Proceedings

     There presently are no material pending legal proceedings to which the Company or any of its subsidiaries in a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.

ITEM     3.       Changes in and Disagreements with Accountants

         There have been no changes in or disagreements with accountants.

ITEM     4.       Recent Sales of Unregistered Securities

The Company was incorporated January 22, 1998 under the laws of state of Nevada. The Company was originally organized to invest in real estate, rental properties, notes secured by deeds of trust(s), discounted notes, or smaller properties ready for development.

     On March 18, 1998 the Company issued 10,416,667 shares of common stock of $00.1 par value for $.02 per share or $208,333.00. On May 18, 1998 the Company issued 14,000 shares to fourteen (14) people pursuant to section 4 (2) 4 (6) of the securities act of 1934 for $.20 per share or $2,800.00. The Company acquired four single family residential properties. All four properties are rented with a gross monthly income of $3,775.00. The purchase price of all four units was $558,000.00 and are subject to $398,549.00 in unpaid mortgages. A 504 regulation D offering for public sale of shares was filed February 5, 1999 and 150,000 shares were exchanged to the public for debt at $.10 per share.

Each purchaser was required to complete and sign a written subscription Agreement representing that they had read the Disclosure Statement and that the offering was subject to various risks. Pursuant to Rule 504(b)(1) of Regulation D, the provisions of Rule 502(c) and (d) shall not apply to offers and sales made under Rule 504. Generally, Rule 502(d) provides that: exempt as provided in Rule 504(b)(1), securities acquired in a transaction under Regulation D shall have the status of securities acquired in a transaction under Section 4(2) of the Act and cannot be resold without registration under the Act or an exemption therefrom . . . .

     Because the Companys intent and good faith belief was that the offering qualified under Rule 504(b)(1) of Regulation D, purchasers of the Companys Common Stock may be permitted to resell their shares without registration under the Act pursuant to Rule 502(d). As such, certificates representing these shares do not bear any restrictive legends.

ITEM     5.       Indemnification of Directors and Officers

     As permitted by the provisions of the Nevada Revised Statutes (the NRS), the Company has the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the Company, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any such action, suit or proceeding if they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, the best interest of the Company and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. Termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company, and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful.

     The Company must indemnify a director, officer, employee or agent of the Company who is successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer employee or agent of the Company against expenses actually and reasonably incurred by them in connection with the defense.

     The Company may provide to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by the Company.

     The NRS also permits a corporation to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, or arising out of their status as such, whether or not the Company has the authority to indemnify them against such liability and expenses. Presently, the Company does not carry such insurance.

Transfer Agent

     The Company has designated Holladay Stock Transfer, Inc., 2939 North 67th Place, Scottsdale, Arizona 85251, as its transfer agent.

                                   PART F / S

     The Companys financial statements for the fiscal year ended December 31, 1998, 1999 and for the nine months ended September 30, 2000 have been examined to the extent indicated in their reports by HJ Associates, Inc., independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Item 15 of this Form 10-SB.



















                           NICHOLAS INVESTMENT COMPANY
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                    September 30, 2000 and December 31, 1999



                           NICHOLAS INVESTMENT COMPANY
                          (A Development Stage Company)
                                 Balance Sheets


                                     ASSETS

                          September 30,  December 31,
                              2000         1999
                          (Unaudited)
CURRENT ASSETS

   Cash$                      10,450   $ 15,491

     Total Current Assets     10,450     15,491

PROPERTY - NET (Note 3)      536,354    543,004

     TOTAL ASSETS           $546,804   $558,495


                      LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES

   Accrued expenses       $      -    $   1,306
   Accounts payable            3,217        -
   Security deposit            1,100        -
   Accounts payable -
   related party                 -      110,000
   Notes payable, current
   portion (Note 4)            7,022      7,022

    Total Current Liabilities 11,339    118,328

LONG-TERM LIABILITIES

   Notes payable (Note 4)    379,701    382,971

     Total Long-Term
     Liabilities             379,701    382,971

     Total Liabilities       391,040    501,299

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS EQUITY

   Common stock: $0.001 par value, authorized 100,000,000
    shares; 11,345,250 and 10,795,250 shares issued and
    outstanding,
    respectively               11,345   10,795
   Additional paid-in capital 374,371  264,921
   Deficit accumulated
    during development stage (229,952) 218,520)

     Total Stockholders
      Equity                  155,764   57,196

     TOTAL LIABILITIES AND
     STOCKHOLDERS EQUITY    $ 546,804$ 558,495



                           NICHOLAS INVESTMENT COMPANY
                          (A Development Stage Company)
                            Statements of Operations
                                   (Unaudited)


                                              For the                 For the
                                        Three Months Ended    Nine months ended
                                           September 30         Septmeber 30
                                         2000           1999            2000
REVENUES

   Rental revenue                  $     11,825    $     11,625    $    115,178

     Total Revenues                      11,825          11,625          36,253

OPERATING COSTS

   Amortization and depreciation          2,217           2,217           6,650
   General and administrative             5,827           5,011          15,249

     Total Operating Costs                8,044           7,228          21,899

INCOME (LOSS) FROM
 OPERATIONS                               3,781           4,397          14,354


OTHER EXPENSE

   Interest expense                       8,665           8,603          25,786
     Total Other Expense                  8,665           8,603          25,786

LOSS BEFORE TAXES                        (4,884)         (4,206)        (11,432)


INCOME TAX EXPENSE                            -               -               -

NET LOSS                           $     (4,884)     $   (4,206)   $    (11,432)

BASIC INCOME (LOSS) PER
 COMMON SHARE                      $      (0.00)     $    (0.00)   $      (0.00)

WEIGHTED AVERAGE NUMBER
 OF COMMON SHARES
 OUTSTANDING                         11,345,250      10,795,250      11,192,695




                                                        From
                                                      Inception on
                                        For the       January 22
                                  Nine months Ended   1998 through
                                     September 30     September 30
                                        1999            2000

REVENUES

   Rental revenue                  $     34,750    $    115,178

     Total Revenues                      34,750         115,178

OPERATING COSTS

   Amortization and depreciation          6,650          22,778
   General and administrative            15,583         241,583

     Total Operating Costs               22,233         264,361

INCOME (LOSS) FROM
 OPERATIONS                              12,517        (149,183)

OTHER EXPENSE

   Interest expense                      23,706          80,769
     Total Other Expense                 23,706          80,769

LOSS BEFORE TAXES                       (11,189)       (229,952)


INCOME TAX EXPENSE                            -               -

NET LOSS                           $    (11,189)  $    (229,95)

BASIC INCOME (LOSS) PER
 COMMON SHARE                      $     (0.00)

WEIGHTED AVERAGE NUMBER
 OF COMMON SHARES
 OUTSTANDING                         10,795,250





                        NICHOLAS INVESTMENT COMPANY, INC.
                          (A Development Stage Company)
                        Statements of Stockholders Equity

                                                                      Deficit
                                                                    Accumulated
                                                       Additional     During
                                Common Stock            Paid-in      Development
                          Shares           Amount       Capital        Stage

Inception, January 22,
1998                        -          $     -         $     -       $      -

March 18, 1998 common stock
 issued at $0.02 per share for
 cash                  10,416,667          10,417         189,583           -

May 18, 1998 common stock
 issued at $0.20 per share for
 cash                      14,000              14          2,786            -

July 10, 1998 common stock
 issued at $0.20 per share for
 services                  364,583             364        72,552            -

Net loss from inception to
 December 31, 1998            -               -               -         (91,072)

Balance, December 31,
1998                    10,795,250          10,795       264,921        (91,072)

Net loss for the year ended
 December 31, 1999            -               -               -        (127,448)

Balance, December 31,
1999                   10,795,250            10,795       264,921      (218,520)

March 16, 2000 common stock
 issued at $0.20 per share for
 conversion of debt
(unaudited)               550,000               550        109,450           -

Net loss for the nine months
 ended September 30, 2000
 (unaudited)                   -               -               -        (11,432)

Balance, September 30, 2000
 (unaudited)           11,345,250     $      11,345    $    374,371   $(229,952)


                        NICHOLAS INVESTMENT COMPANY, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows
                                   (Unaudited)

                                             For the             For the
                                      three months ended    nine months ended
                                         September 30          September 30
                                          2000         1999          2000
CASH FLOWS FROM OPERATING ACTIVITIES:

   Income (loss) from
   operations                          $  (4,884)  $    (4,206) $    (11,432)

   Adjustments to reconcile net income to
    net cash used by operating activities:
     Common stock issued for services         -            -            -
     Amortization and depreciation
     expense                                2,217        2,217        6,650
   Changes in operating assets and liabilities:
     Decrease in accounts payable           1,300           -         3,217
     Decrease in accrued expenses             -             -       (1,306)
     Increase in security deposit             -             -        1,100
       Net Cash (Used) by Operating
       Activities                          (1,367)      (1,989)     (1,771)


CASH FLOWS FROM INVESTING ACTIVITIES:

   Purchase of property                        -            -            -
      Net Cash (Used) by Investing
       Activities                              -            -            -


CASH FLOWS FROM FINANCING ACTIVITIES:

   Principal payments in long-term debt      (1,085)      (1,258)      (3,270)

   Common stock issued for cash                -            -            -

       Net Cash Provided (Used)
       by Financing
        Activities                          (1,085)      (1,258)      (3,270)

INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                       (2,452)      (3,247)      (5,041)


CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD                     12,902       21,475       15,491

CASH AND CASH EQUIVALENTS
 AT END OF PERIOD                        $  10,450    $  18,228    $  10,450

Cash paid for:

   Interest                             $   8,665    $   8,603    $  25,786
   Income taxes                         $      -     $      -     $      -

Non-Cash Financing Activities:

   Real estate purchased for
   notes payable                       $      -     $      -      $      -
   Common stock issued for
   conversion of debt                  $      -     $      -      $ 110,000



                                                                From
                                                                Inception on
                                                 For the        January 22
                                             Nine months ended  1998 through
                                               September 30     September 30
                                                   1999         2000
CASH FLOWS FROM OPERATING ACTIVITIES:

   Income (loss) from operations               $    (11,189)  $(229,952)
   Adjustments to reconcile net income to
    net cash used by operating activities:
     Common stock issued for services                     -       72,916
     Amortization and depreciation expense            6,650       22,778
   Changes in operating assets and liabilities:
     Decrease in accounts payable                    (5,000)     113,217
     Decrease in accrued expenses                         -            -
     Increase in security deposit                         -        1,100
       Net Cash (Used) by Operating Activities       (9,539)     (19,941)

CASH FLOWS FROM INVESTING ACTIVITIES:

   Purchase of property                                   -     (157,666)

       Net Cash (Used) by Investing Activities            -     (157,666)
CASH FLOWS FROM FINANCING ACTIVITIES:

   Principal payments in long-term debt              (4,146)     (14,743)
   Common stock issued for cash                           -      202,800

       Net Cash Provided (Used) by Financing
        Activities                                   (4,146)     188,057

INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                               (13,685)      10,450

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD                              31,913            -

CASH AND CASH EQUIVALENTS
 AT END OF PERIOD                                 $  18,228    $  10,450

Cash paid for:

   Interest                                       $  23,706    $  80,769
   Income taxes                                  $        -    $    -

Non-Cash Financing Activities:

   Real estate purchased for notes payable       $        -    $ 401,466
Common stock issued for conversion of debt       $        -    $ 110,000


                        NICHOLAS INVESTMENT COMPANY, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                    September 30, 2000 and December 31, 1999


NOTE 1 -       ORGANIZATION AND DESCRIPTION OF BUSINESS

     On January 22, 1998, the Company was incorporated under the laws of Nevada as Nicholas Investment Company, Inc. to engage in any lawful activity as shall be appropriate under laws of the State of Nevada. Primarily, the Company is in the business of acquiring and leasing real estate. The Company is considered a development stage company as defined by SFAS #7.

     The Company has authorized 100,000,000 shares of $0.001 par value common stock.
NOTE 2 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

               a.  Accounting Method

     The Companys financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

               b.  Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

               c.  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

               d. Basic Loss Per Share

     The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements as follows:
                                For the                     For the
                           Three Months Ended          Nine Months Ended
                              September 30,           September 30,
                             2000        1999          2000         1999

Numerator - loss         $ (4,884)   $  (4,206)  $   (11,432) $   (11,189)
Denominator - weighted
average number of
shares outstanding     11,345,250   10,795,250    11,192,695    10,795,250

Loss per share           $  (0.00)   $   (0.00)  $    (0.00) $       (0.00)

     Fully diluted earnings (loss) per share is not presented, as any common stock equivalents are antidilutive in nature.


     NICHOLAS INVESTMENT COMPANY, INC. (A Development Stage Company) Notes to the Financial Statements September 30, 2000 and December 31, 1999


NOTE 2 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

               e.  Provision for Taxes

     The Company accounts for income taxes using Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under Statement 109, the liability method is used in accounting for income taxes. No income taxes have been accrued due to net operating losses incurred by the Company. The Company has net operating loss carryovers of approximately $229,000 which expire by the year 2020. The potential benefit of the loss carryovers has been offset by a valuation allowance in full.

               f.  Unaudited Financial Statements

     The  accompanying   unaudited  financial  statements  include  all  of  the
adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal recurring nature.

NOTE 3 -       PROPERTY

     The Company has rental properties that the Company rents for occupant purposes. All properties have a 39.5 year life using the straight-line method of depreciation, and no salvage value. The properties and depreciation for the year ending December 31, 1999 are as follows:

     Name                                Cost of
 of Property                            Property
                              September 30,     December 31,
                                 2000              1999
                              (Unaudited)

Agee Street                      $  84,460    $  84,460

Manos Drive                        106,589      106,589

New Salem                           83,887       83,887

Town Center Drive                   75,282       75,282

Land                               208,914      208,914

         Total                     559,132      559,132

Less: accumulated depreciation     (22,778)     (16,128

         Total Property          $ 536,354    $ 543,004




                        NICHOLAS INVESTMENT COMPANY, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                    September 30, 2000 and December 31, 1999


NOTE 4 -      NOTES PAYABLE

                                               September 30,       December 31,
                                                   2000              1999
                                                (Unaudited)
Notes payable consisted of the following:

Note payable to Oakmont Mortgage Company,
 Inc., dated March 20, 1997, 8.4% variable rate
 not to be greater than 9.5%, secured by deed
 of trust, monthly principal and interest payments
 of $885, due April 1, 2027                          $ 116,994    $ 117,679

Note payable to Frances A. Kirchner, dated
 December 5, 1995, bearing interest at 8.75%,
 fixed interest rate, secured by deed of trust,
 monthly principal and interest payments of
 $600.  Due December 26, 2005                           73,179       73,756

Note payable to Frances Kirchner, dated
 March 12, 1997, bearing interest at 7.02% fixed
 interest rate, secured by deed of trust, monthly
 principal and interest payments of $600 until
 paid in full                                           86,609       87,425

Note payable to Mission Federal Credit Union,
 dated July 1, 1994, bearing interest at 4.6%
 variable rate not to be greater than 10.6%,
 secured by deed of trust, monthly principal and
 interest payments of $612 due July 10, 2024           109,941      111,133

          Total notes payable                          386,723      389,993

Less: current portion                                   (7,022)      (7,02)

          Total Long-term Debt                       $ 379,701    $ 382,971

Maturities of long-term debt are as follows:

              Period Ending September 30,

                      2000   $  7,022
                      2001      7,577
                      2002      8,176
                      2003      8,823
                      2004      9,521
2005 and thereafter           345,604

Total                        $386,723

     NICHOLAS INVESTMENT COMPANY, INC. (A Development Stage Company) Notes to the Financial Statements September 30, 2000 and December 31, 1999


NOTE 5 -      GOING CONCERN

     The Companys financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to complete a limited offering of its common stock. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses; however, there can be no assurance that the plans of management will prove successful.








                           NICHOLAS INVESTMENT COMPANY
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                December 31, 1999







                                 C O N T E N T S



Independent Auditors Report................................................ 3

Balance Sheet.............................................................. 4

Statements of Operations................................................... 5

Statements of Stockholders Equity.......................................... 6

Statements of Cash Flows................................................... 7

Notes to the Financial Statements.......................................... 8








                           INDEPENDENT AUDITORS REPORT


To the Board of Directors
Nicholas Investment Company, Inc.
(A Development Stage Company)
San Diego, California


We have audited the accompanying balance sheet of Nicholas Investment Company, Inc. (a development stage company), as of December 31, 1999 and the related statements of operations, stockholders equity and cash flows for the years ended December 31, 1999, 1998 and from inception on January 22, 1998 through December 31, 1999. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nicholas Investment Company, Inc. (a development stage company) as of December 31, 1999 and the results of its operations and its cash flows for the years ended December 31, 1999, 1998 and from inception on January 22, 1998 through December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company is a development stage company with no significant operating results to date, which raises substantial doubt about its ability to continue as a going concern. Managements plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.



HJ & Associates, LLC
Salt Lake City, Utah
July 20, 2000

                           NICHOLAS INVESTMENT COMPANY
                          (A Development Stage Company)



                                  Balance Sheet


                                     ASSETS

                                                             December 31,
                                                                 1999

CURRENT ASSETS

   Cash$                                                       15,491

     Total Current Assets                                      15,491

PROPERTY - NET (Note 3)                                       543,004

     TOTAL ASSETS                                            $558,495


                       LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES
   Accrued expenses                                         $   1,306
   Accounts payable - related party (Note 6)                  110,000
   Notes payable, current portion (Note 4)                      7,022

     Total Current Liabilities                                118,328

LONG-TERM LIABILITIES

   Notes payable (Note 4)                                     382,971

     Total Long-Term Liabilities                              382,971

     Total Liabilities                                        501,299

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS EQUITY

   Common stock: $0.001 par value, authorized 100,000,000 shares;
    10,795,250 shares issued and outstanding                    10,795
   Additional paid-in capital                                  264,921
   Deficit accumulated during development stage               (218,520)

     Total Stockholders Equity                                  57,196

     TOTAL LIABILITIES AND STOCKHOLDERS EQUITY               $ 558,495



                           NICHOLAS INVESTMENT COMPANY
                          (A Development Stage Company)
                            Statements of Operations

                                                                         From
                                                                    Inception on
                                                                     January 22,
                                         For the Years Ended        1998 Through
                                              December 31,          December 31,
                                          1999            1998           1999
REVENUES

   Rental revenue                  $     46,375    $     32,550    $     78,925

     Total Revenues                      46,375          32,550          78,925

OPERATING COSTS

   Amortization and depreciation          8,866           7,262          16,128
   General and administrative           132,195          94,139         226,334

     Total Operating Costs              141,061         101,401         242,462

LOSS FROM OPERATIONS                    (94,686)        (68,851)       (163,537)

OTHER EXPENSE

   Interest expense                      32,762          22,221          54,983

     Total Other Expense                 32,762          22,221          54,983

LOSS BEFORE TAXES                      (127,448)        (91,072)       (218,520)

INCOME TAX EXPENSE                            -               -               -

NET LOSS                         $     (127,448) $      (91,072) $     (218,520)

BASIC LOSS PER COMMON SHARE      $       (0.01) $         (0.01)

WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING           10,795,250       8,940,570




                       NICHOLAS INVESTMENT COMPANY, INC.
                          (A Development Stage Company)
                       Statements of Stockholders Equity
                                                                        Deficit
                                                                    Accumulated
                                                        Additional      During
                                    Common Stock          Paid-in   Development
                                Shares      Amount      Capital         Stage

Inception, January 22, 1998        -   $        -  $         -   $        -

March 18, 1998 common stock
 issued at $0.02 per share for
 cash                     10,416,667       10,417      189,583            -

May 18, 1998 common stock
 issued at $0.20 per share for
 cash                         14,000           14        2,786            -

July 10, 1998 common stock
 issued at $0.20 per share for
 services                    364,583          364       72,552            -

Net loss from inception to
 December 31, 1998                  -            -            -      (91,072)

Balance, December 31,
1998                       10,795,250       10,795      264,921      (91,072)

Net loss for the year ended
 December 31, 1999                 -            -            -     (127,448)

Balance, December 31,
1999                      10,795,250   $   10,795   $  264,921   $ (218,520)



                        NICHOLAS INVESTMENT COMPANY, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows


                                                                     From
                                                                   Inception on
                                                                    January 22
                                            For the years ended   1998 through
                                                December 31        December 31
                                              1999        1998        1999
CASH FLOWS FROM OPERATING ACTIVITIES:

   Loss from operations               $    (127,448) $  (91,072) $    (218,520)
   Adjustments to reconcile net income to
    net cash used by operating activities:
     Common stock issued for services              -       72,916       72,916
     Amortization and
     depreciation expense                      8,866        7,262       16,128
   Changes in operating assets and liabilities:
     Increase in accounts payable            105,000        5,000      110,000
     Increase in accrued expenses              1,306            -        1,306

       Net Cash (Used) by Operating
       Activities                            (12,276)      (5,894)     (18,170)

CASH FLOWS FROM INVESTING ACTIVITIES:

   Purchase of property                            -     (157,666)    (157,666)

       Net Cash (Used) by Investing Activities     -     (157,666)    (157,666)

CASH FLOWS FROM FINANCING ACTIVITIES:

   Principal payments in long-term debt       (4,146)      (7,327)     (11,473)
   Common stock issued for cash                    -      202,800      202,800

       Net Cash Provided (Used) by Financing
        Activities                            (4,146)     195,473      191,327

INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                        (16,422)      31,913       15,491

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD                       31,913            -            -

CASH AND CASH EQUIVALENTS
 AT END OF YEAR                            $  15,491    $  31,913    $  15,491

Cash paid for:

   Interest                                $  32,762    $  22,221    $  54,983
   Income taxes                            $        -   $        -   $    -

Non-Cash Financing Activities:

   Real estate purchased for
   notes payable                           $        -   $ 401,466    $ 401,466



                        NICHOLAS INVESTMENT COMPANY, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 1999 and 1998


NOTE 1 -       ORGANIZATION AND DESCRIPTION OF BUSINESS

     On January 22, 1998, the Company was incorporated under the laws of Nevada as Nicholas Investment Company, Inc. to engage in any lawful activity as shall be appropriate under laws of the State of Nevada. Primarily, the Company is in the business of acquiring and leasing real estate. The Company is considered a development stage company as defined by SFAS #7.

     The Company has authorized 100,000,000 shares of $0.001 par value common stock.
NOTE 2 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

               a.  Accounting Method

     The Companys financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

               b.  Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

               c.  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


               d. Basic Loss Per Share

     The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements as follows:
                         Loss        Shares         Per Share
                     (Numerator)   (Denominator)    Amount

For the year ended
 December 31, 1999   $ (127,448)   10,975,250   $  (0.01)

For the year ended
 December 31, 1998   $  (91,072)    8,940,570   $  (0.01)

     Fully diluted earnings (loss) per share is not presented, as any common stock equivalents are antidilutive in nature.

                        NICHOLAS INVESTMENT COMPANY, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 1999 and 1998


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              e.  Provision for Taxes

     The Company accounts for income taxes using Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under Statement 109, the liability method is used in accounting for income taxes. No income taxes have been accrued due to net operating losses incurred by the Company. The Company has net operating loss carryovers of approximately $218,000 which expire by the year 2020. The potential benefit of the loss carryovers has been offset by a valuation allowance in full.

NOTE 3 -      PROPERTY

     The Company has rental properties that the Company rents for occupant purposes. All properties have a 39.5 year life using the straight-line method of depreciation, and no salvage value. The properties and depreciation for the year ending December 31, 1999 are as follows:

Name                              Cost of
of Property                      Property

Agee Street                      $  84,460

Manos Drive                        106,589

New Salem                           83,887

Town Center Drive                   75,282

Land                               208,914

         Total                     559,132

Less: accumulated depreciation     (16,128)

         Total Property          $ 543,004




                        NICHOLAS INVESTMENT COMPANY, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 1999 and 1998


NOTE 4 -      NOTES PAYABLE
                                                            December 31,
                                                               1999
Notes payable consisted of the following:

Note payable to Oakmont Mortgage Company, Inc., dated
 March 20, 1997, 8.4% variable rate not to be greater than
 9.5%, secured by deed of trust, monthly principal and
 interest payments of $885, due April 1, 2027                 $ 117,679

Note payable to Frances A. Kirchner, dated December 5,
 1995, bearing interest at 8.75%, fixed interest rate,
 secured by deed of trust, monthly principal and interest
 payments of $600.  Due December 26, 2005                        73,756

Note payable to Frances Kirchner, dated March 12, 1997,
 bearing interest at 7.02% fixed interest rate, secured by
 deed of trust, monthly principal and interest payments of
 $600 until paid in full                                         87,425

Note payable to Mission Federal Credit Union, dated July 1,
 1994, bearing interest at 4.6% variable rate not to be
 greater than 10.6%, secured by deed of trust, monthly
 principal and interest payments of $612 due July 10, 2024      111,133

          Total notes payable                                   389,993

Less: current portion                                            (7,022

          Total Long-term Debt                                $ 382,971

              Maturities of long-term debt are as follows:

              Year Ending December 31,

                      2000   $  7,022
                      2001      7,577
                      2002      8,176
                      2003      8,823
                      2004      9,521
2005 and thereafter           348,874

Total                        $389,993




                        NICHOLAS INVESTMENT COMPANY, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 1999 and 1998


NOTE 5 -      GOING CONCERN

     The Companys financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to complete a limited offering of its common stock. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

NOTE 6 -      SUBSEQUENT EVENT

     In January and March of 2000, the Company issued 550,000 shares of common stock to related party management companies at $0.20 per share for services performed during 1999, valued at $110,000.







                           NICHOLAS INVESTMENT COMPANY
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                December 31, 1998







                                 C O N T E N T S



Independent Auditors Report.............................................. 3

Balance Sheet............................................................ 4

Statement of Operations.................................................. 5

Statement of Stockholders Equity......................................... 6

Statement of Cash Flows.................................................. 7

Notes to the Financial Statements........................................ 8








                          INDEPENDENT AUDITORS REPORT


To the Board of Directors
Nicholas Investment Company, Inc.
(A Development Stage Company)
San Diego, California


We have audited the accompanying balance sheet of Nicholas Investment Company, Inc. (a development stage company), as of December 31, 1998 and the related statements of operations, stockholders equity and cash flows from inception on January 22, 1998 through December 31, 1998. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nicholas Investment Company, Inc. (a development stage company) as of December 31, 1998 and the results of its operations and its cash flows from inception on January 22, 1998 through December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company is a development stage company with no significant operating results to date, which raises substantial doubt about its ability to continue as a going concern. Managements plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.



Jones, Jensen & Company
Salt Lake City, Utah
February 12, 1999

                                                                   .


                           NICHOLAS INVESTMENT COMPANY
                          (A Development Stage Company)

                                  Balance Sheet


                                     ASSETS

                                             December 31,
                                                 1998

CURRENT ASSETS

   Cash                               $        31,913

     Total Current Assets                      31,913

PROPERTY - NET (Note 3)                       551,870

     TOTAL ASSETS                            $583,783


                      LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES

   Accounts payable                          $  5,000
   Notes payable, current portion (Note 4)      5,176

     Total Current Liabilities                 10,176

LONG-TERM LIABILITIES

   Notes payable (Note 4)                     388,963

     Total Long-Term Liabilities              388,963

     Total Liabilities                        399,139

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS EQUITY

   Common stock: $0.001 par value, authorized 100,000,000 shares;
    10,795,250 shares issued and outstanding   10,795
   Additional paid-in capital                  264,921
   Deficit accumulated during development
   stage                                      (91,072)

     Total Stockholders Equity                184,644

     TOTAL LIABILITIES AND STOCKHOLDERS
     EQUITY                                $  583,783



                           NICHOLAS INVESTMENT COMPANY
                          (A Development Stage Company)
                             Statement of Operations

                                          From
                                      Inception on
                                       January 22,
                                      1998 Through
                                       December 31,
                                         1998

REVENUES

   Rental revenue                   $    32,550

     Total Revenues                      32,550

OPERATING COSTS

   Amortization and depreciation          7,262
   General and administrative            94,139

     Total Operating Costs              101,401

LOSS FROM OPERATIONS                    (68,851)

OTHER EXPENSE

   Interest expense                     (22,221)

     Total Other Expense                (22,221)

LOSS BEFORE TAXES                       (91,072)

INCOME TAX EXPENSE                            -

NET LOSS                            $   (91,072)

BASIC LOSS PER COMMON SHARE         $     (0.01)

WEIGHTED AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING                   8,940,570



                        NICHOLAS INVESTMENT COMPANY, INC.
                          (A Development Stage Company)
                        Statement of Stockholders Equity

                                                                        Deficit
                                                                    Accumulated
                                                      Additional         During
                                     Common Stock      Paid-in      Development
                               Shares       Amount      Capital         Stage

Inception, January 22,
1998                               -   $        -  $         -   $        -

March 18, 1998 common stock
 issued at $0.02 per share for
 cash                     10,416,667       10,417      189,583            -

May 18, 1998 common stock
 issued at $0.20 per share for
 cash                         14,000           14        2,786            -

July 10, 1998 common stock
 issued at $0.20 per share for
 services                    364,583          364       72,552            -

Net loss from inception on
 January 22, 1998 through
 December 31, 1998                 -            -            -      (91,072)

Balance, December 31, 1998 10,795,250   $   10,795   $  264,921   $  (91,072)




                        NICHOLAS INVESTMENT COMPANY, INC.
                          (A Development Stage Company)
                             Statement of Cash Flows

                                                               From
                                                            Inception on
                                                              January 22,
                                                            1998 through
                                                             December 31,
                                                                 1998
CASH FLOWS FROM OPERATING ACTIVITIES:

   Loss from operations                                      $ (91,072)
   Adjustments to reconcile net income to net cash used by
    operating activities:
     Common stock issued for services                           72,916
     Amortization and depreciation expense                       7,262
   Changes in operating assets and liabilities:
     Increase in accounts payable                                5,000

       Net Cash (Used) by Operating Activities                  (5,894)

CASH FLOWS FROM INVESTING ACTIVITIES:

   Purchase of property                                       (157,666)

       Net Cash (Used) by Investing Activities                (157,666)

CASH FLOWS FROM FINANCING ACTIVITIES:

   Principal payments in long-term debt                         (7,327)
   Common stock issued for cash                                202,800

       Net Cash Provided by Financing Activities               195,473

INCREASE IN CASH AND CASH EQUIVALENTS                           31,913

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                     -

CASH AND CASH EQUIVALENTS AT END OF YEAR                     $  31,913

Cash paid for:

   Interest                                                  $  22,221
   Income taxes                                              $      -

Non-Cash Financing Activities:

   Real estate purchased for notes payable                   $ 401,466




                        NICHOLAS INVESTMENT COMPANY, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1998


NOTE 1 -       ORGANIZATION AND DESCRIPTION OF BUSINESS

     On January 22, 1998, the Company was incorporated under the laws of Nevada as Nicholas Investment Company, Inc. to engage in any lawful activity as shall be appropriate under laws of the State of Nevada. Primarily, the Company is in the business of acquiring and leasing real estate. The Company is considered a development stage company as defined by SFAS #7.

     The Company has authorized 100,000,000 shares of $0.001 par value common stock. NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

               a.  Accounting Method

     The Companys financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

               b.  Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

               c.  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



               d.  Basic Loss Per Common Share

     Basic loss per common share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

               e.  Provision for Taxes

     The Company accounts for income taxes using Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes Under Statement 109, the liability method is used in accounting for income taxes. No income taxes have been accrued due to net operating losses incurred by the Company. The Company has net operating loss carryovers of approximately $91,000 which expire by the year 2013. The potential benefit of the loss carryovers has been offset by a valuation allowance in full.


                        NICHOLAS INVESTMENT COMPANY, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1998


NOTE 3 -       PROPERTY

The Company has rental properties that the Company rents for occupant purposes. All properties have a 39.5 year life using the straight-line method of depreciation, and no salvage value. The properties and depreciation for the year ending December 31, 1998 are as follows:

 Name                              Cost of
of Property                       Property

Agee Street                  $      84,460

Manos Drive                        106,589

New Salem                           83,887

Town Center Drive                   75,282

Land                               208,914

         Total                     559,132

Less: accumulated depreciation      (7,262)

         Total Property          $ 551,870

NOTE 4 -        NOTES PAYABLE

                                                           December 31,
                                                             1998
Notes payable consisted of the following:

Note payable to Oakmont Mortgage Company, Inc., dated
 March 20, 1997, 8.4% variable rate not to be greater than
 9.5%, secured by deed of trust, monthly principal and
 interest payments of $885, due April 1, 2027                $116,329

Note payable to Frances A. Kirchner, dated December 5,
 1995, bearing interest at 8.75%, fixed interest rate,
 secured by deed of trust, monthly principal and interest
 payments of $600.  Due December 26, 2005                      75,554

Note payable to Frances Kirchner, dated March 12, 1997,
 bearing interest at 7.02% fixed interest rate, secured by
 deed of trust, monthly principal and interest payments of
 $600 due upon demand                                          89,528
Balance forward                                              $281,411

                        NICHOLAS INVESTMENT COMPANY, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1998


NOTE 4 -      NOTE PAYABLE (Continued)

Balance forward                                               $ 281,411

Note payable to Mission Federal Credit Union, dated July 1,
 1994, bearing interest at 4.6% variable rate not to be
 greater than 10.6%, secured by deed of trust, monthly
 principal and interest payments of $612 due July 10, 2024      112,728

          Total notes payable                                   394,139

Less: current portion                                            (5,176

          Total Long-term Debt                                $ 388,963

Maturities of long-term debt are as follows:

              Year Ending December 31,

                      1999   $  5,176
                      2000      5,517
                      2001      5,885
                      2002      6,361
                      2003      6,876
2004 and thereafter           364,324

Total                        $394,139

NOTE 5 -      GOING CONCERN

     The Companys financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to complete a limited offering of its common stock. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.


                                                               PART III

ITEM     1.       Index to Exhibits

The following exhibits are filed with this Registration Statement.

Exhibit Number                    Exhibit Name

  3.1                          Article of Incorporation..
  3.2                          By-Laws of Registrant
27.                            Financial Data Schedule









                                                              SIGNATURES

     In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.


                                            NICHOLAS INVESTMENT COMPANY, INC.
                                                 (Registrant)




Date:  _______________ 2000            By:/s/ John N. Kirchner
                                              John N. Kirchner
                                              President